FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                      Notification of Interests in Shares

Charles Bland and Stuart Fysh - Persons discharging managerial responsibility

BG Group Sharesave Scheme - Purchase of Shares under Option

On 1 March 2006, both Charles Bland and Stuart Fysh exercised options to purchase 7,368 BG Group plc Ordinary Shares of 10p each under the terms of the BG Group Sharesave Scheme at an option price of GBP2.29 per share. As a result of this transaction Mr Bland's and Dr Fysh's beneficial interests in the ordinary share capital of BG Group plc have increased to 102,482 shares and 65,176 shares respectively.

1 March 2006

Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 01 March 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary